SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-37821

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LINE Corporation

(Translation of registrant’s name into English)

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1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 19, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

November 19th, 2019
Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Statement Regarding News Report on the Joint Tender Offer Price

Yesterday on November 18, The Nikkei’s evening edition reported the joint tender offer price made by Softbank Co. Ltd. ("SoftBank") and NAVER Corporation ("NAVER") as being JPY 5,200. However, as stated in the press release published yesterday by SoftBank and NAVER "Notice Concerning the Entry into a Memorandum of Understanding Regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938), and the Submission of a Letter of Intent in Relation to a Joint Tender Offer for the Shares of LINE Corporation," the situation is that LINE Corporation (“LINE”) received yesterday from the two companies a price proposal of JPY 5,200 per common share, and the price for the joint tender offer has not yet been decided.

As also stated in the press release, it is expected that any joint tender offer price would be decided through discussions among LINE, SoftBank and NAVER. Additionally, it is expected that any legally binding definitive agreements would be signed only where, having taking into consideration the responses from the special committee LINE established, LINE's board of directors decides to approve the tender offer and recommend it to LINE's shareholders, and an agreement has been reached with SoftBank, NAVER, and other stakeholders regarding the other terms and conditions of the business integration between LINE and Z Holdings Corporation.

LINE will make an announcement promptly once any decisions requiring disclosure is made.

Note: The "Notice Concerning the Entry into a Memorandum of Understanding Regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938), and the Submission of a Letter of Intent in Relation to a Joint Tender Offer for the Shares of LINE Corporation" press release published by SoftBank and NAVER on November 18 is accompanying material to LINE's own press release, "Announcement Regarding Capital Alliance MOU on Business Integration," also released on the same day.

https://scdn.line-apps.com/stf/linecorp/en/ir/all/LINE_20191118_EN.pdf

Forward-Looking Statements

This press release contains forward-looking statements with respect to Z Holdings Corporation’s and LINE’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the proposed joint tender offer and the proposed business integration. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to Z Holdings Corporation and LINE, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither Z Holdings Corporation nor LINE intends to update any of these forward-looking statements. Risks and uncertainties that might affect Z Holdings Corporation, LINE, the joint tender offer or the business integration include, but are not limited to, those relating to:

•	whether Z Holdings Corporation, LINE, SoftBank and NAVER will be able to agree on the terms of the proposed business integration;

•	whether the terms of the proposed business integration that are ultimately agreed among Z Holdings Corporation, LINE, SoftBank and NAVER will be consistent with the terms described in this press release;

•	whether the proposed joint tender offer will be commenced or will close;

•	the timing of the proposed joint tender offer;

•	obtaining the requisite consents to the proposed joint tender offer and the proposed business integration, including, without limitation, the risk that a regulatory approval that may be required for the proposed business integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.

•	whether the conditions for the proposed joint tender offer and the proposed business integration will be satisfied or waived;

•	the possibility that, prior to the completion of the proposed business integration, Z Holdings Corporation’s and LINE’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the proposed joint tender offer or the proposed business integration potentially resulting in significant costs of defense, indemnification and liability; and

•	the risks and uncertainties pertaining to Z Holdings Corporation and LINE’s businesses, including in LINE’s case those detailed under “Risk Factors” and elsewhere in LINE’s public periodic filings with the SEC, as well as those detailed in the tender offer materials that may be filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that may be filed by LINE, and the Transaction Statement that may be filed, all in connection with the proposed joint tender offer or the proposed business integration if they are commenced.

Additional Information for US Investors

The respective financial advisors of SoftBank, NAVER or LINE as well as the tender offer agent(s) (including their affiliates) may, in the ordinary course of their business, engage in the purchase of the common shares of LINE, or act in preparation for such purchase, for their own account or for their customers’ account before or during the purchase period for the proposed joint tender offer in accordance with the requirements of Rule 14e-5(b) under the U.S. Securities Exchange Act of 1934 and to the extent permitted under Japanese financial instruments and exchange regulations and other applicable laws and ordinances. If any information concerning such purchase is disclosed in Japan, the relevant financial advisor or tender offer agent who conducted such purchase will disclose such information on its English website (or by any other means of public disclosure).

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.